SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 14 May 2008

AVS No: 054477

Name of applicant: Prudential plc

Name of scheme: Prudential International Savings-Related Share Option Scheme

Period of return: From: 1 November 2007 To: 30 April 2008

Balance under scheme from previous return: 171,987 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 250,000

Number of securities issued/allotted under scheme during period: 134,808 ordinary shares of 5p each

Balance under scheme not yet issued/allotted at end of period 287,179 ordinary shares of 5p each

Number and class of securities originally listed and the date of admission 100,000 RA Prudential plc - 2 October 2001, 400,000 Prudential plc - 26 October 2005,

310,540 Prudential plc - 2 June 2006, 353,000 Prudential plc - 15 August 2006, 250,000 Prudential plc – 7 November 2007

Total number of securities in issue at the end of the period 2,470,125,165 ordinary shares of 5p each

Name of contact: Jennie Webb

Address of contact: 12 Arthur Street, London, EC4R 9AQ

Telephone number of contact: 020 7548 2027

SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of Prudential plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary